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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

    Koppelman            Murray
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   (Last)               (First)                 (Middle)

    c/o Eastlake Securities, Inc.  575 Lexington Avenue - 7th floor
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                                    (Street)

    New York              NY                      10022
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


    Quality Products, Inc.  (QPDC)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   11/97
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Series A            $1.00  11/26/97   P         60,000 (1) 11/01/97  09/30/99 Common    60,000    (1)                D
Warrants  (1)                                                                  Stock
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Series A            $1.00  11/26/97   J         30,000 (2) 11/01/97  09/30/99 Common    30,000   (2)     90,000     I      By
Warrants  (2)                                                                  Stock                                    Eastlake(2)
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Series B            $2.00  11/26/97  P         90,000  (1) 10/01/99  09/30/01 Common    90,000  (1)                 D
Warrants  (1)                                                                  Stock
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Series B            $2.00  11/26/97   J         45,000 (2) 10/01/99   09/30/01 Common  45,000   (2)     135,000     I      By
Warrants  (2)                                                                   Stock                                   Eastlake (2)
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
Explanation of Responses: (1) Murray Koppelman (the "Reporting Person)purchased six Units, each Unit consisting of Series A Warrants to purchase 10,000 shares of Common Stock, Series B Warrants to purchase 15,000 shares of Common Stock and a beneficial interest in a non-convertible note. The purchase price for each unit was $51,000.The Reporting Person also owns(which ownership is not reflected in Table I or II) (i) a $200,000 principal amount 6% Convertible Note issued by the Issuer and convertible into 266,666 shares of Common Stock and
(ii) 66,667 shares of Common Stock.

(2) Eastlake Securities, Inc.("Eastlake"), of which Mr. Koppelman is President and principal shareholder, acquired Series A Warrants to acquire 30,000 shares of Common Stock and Series B Warrants to acquire 45,000 shares of Common Stock as partial consideration for acting as the Issuer's placement agent in connection with the private placement of securities in which the Units were offered. Mr. Koppelman previously disclosed his beneficial ownership of Issuer securities in a Form 3 filed by Eastlake in August 1997.


       /s/ Murray Koppelman                                 12/05/97
---------------------------------------------            -----------------------
           Murray Koppelman                                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


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